Exhibit 2

OSMIUM PARTNERS, LLC

300 Drakes Landing Road #172

Greenbrae, CA 94904

February 21, 2014

BY EXPRESS DELIVERY AND EMAIL

Mr. Joshua Kreinberg

Corporate Secretary

Spark Networks, Inc.

11150 Santa Monica Boulevard, Suite 600

Los Angeles, CA 90025

JKreinberg@spark.net

Re:	Stockholder Nominations and Proposals for Annual Meeting of Stockholders of Spark Networks, Inc. (the “Company”)

Dear Mr. Kreinberg:

I, John H. Lewis, Managing Member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), the general partner of each of (i) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (4) Osmium Diamond, LP (“Fund IV”, and collectively with Fund I, Fund II, and Fund III, the “Funds”) am submitting stockholder nominations of persons for election to the Board of Directors of the Company (the “Board”) at the 2014 annual meeting of the stockholders of the Company (the “2014 Annual Meeting”), pursuant to Section 2.9 of the Amended and Restated Bylaws of the Company, as amended (the “Bylaws”) on behalf of Osmium Partners, the Funds and myself. Included in Exhibit A, as required by Section 2.9, is all information for each director nominee and stockholder proposal as is required by the Bylaws as well as Regulation 14A under the Securities Exchange Act of 1934, as amended, including written consents of such proposed director nominees to be included in the proxy statement and to serve as a director if elected.

By this letter, I hereby:

(a) nominate the following four nominees for election as directors at the 2014 Annual Meeting: Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter L. Turek (collectively, the “Stockholder Nominees”); and

(b) propose the following stockholder proposals to be brought before the 2014 Annual Meeting, the full text of which is set forth in Exhibit A hereto (collectively, the “Stockholder Proposals”):

1.	Proposal One: Amendment of each of the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) and the Bylaws to permit the Company’s stockholders to act by written consent in lieu of action at an annual or special meeting of the Company;

2.	Proposal Two: Amendment of the Bylaws to permit beneficial holders of the Company’s stock to submit stockholders Proposals and director nominations; and

3.	Proposal Three: Amendment of the Bylaws to permit the Company’s stockholders to call special meetings of stockholders.

As of February 21, 2014, Fund I is the record owner of at least 1,000 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). The name and address for Fund I as it should appear on the Company’s books by virtue of the record ownership of these shares is: Osmium Capital, LP, 300 Drakes Landing Road #172, Greenbrae, CA 94904.

In addition, as of February 21, 2014, Fund I beneficially owns 1,255,468 shares of the common stock, par value $0.00001 per share, of the Company (the “Common Stock”) (inclusive of the 1,000 record shares), Fund II beneficially owns 1,197,699 shares of Common Stock, Fund III beneficially owns 327,743 shares of Common Stock, Fund IV beneficially owns 269,300 shares of Common Stock. Osmium Partners, as general partner of the Funds may be deemed to beneficially own the 3,050,210 shares of Common Stock owned by the Funds. In addition, I am the sole beneficial owner of 325,352 shares of Common Stock. As I may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners, my aggregate shared beneficial ownership is 3,375,562 shares of Common Stock.

All shares beneficially owned by the Funds, Osmium Partners and myself are owned through the following brokerage accounts, Goldman Sachs Execution and Clearing, 200 West Street 3rd floor NY, NY 10282 and JP Morgan Clearing Corp, 1 Metrotech Center North Brooklyn, NY 11201, and as such, will appear on the records of the Company under the name of such brokerages or under the name of the Depository Trust Company (DTC), through its nominee Cede & Co., P.O. Box 20, Bowling Green Station, New York, NY 10004. The business address for Osmium Partners, the Funds and myself is: Osmium Partners, LLC, 300 Drakes Landing Road #172, Greenbrae, CA 94904. My residential address is 610 Oak Avenue San Anselmo, CA 94960.

Osmium Partners, the Funds and I, individually, are members of a group (the “Osmium Group”) that intends, in the event that the Nominating Committee of the Board (the “Committee”) or the Board declines to include all of the Stockholder Nominees in the slate of persons recommended by the Board to the Company’s holders of Common Stock for election at the 2014 Annual Meeting and/or declines to propose all of the Stockholder Proposals for approval by the stockholders at the 2014 Annual Meeting, to deliver a proxy statement and form of proxy to the holders of at least that number of shares of the Company’s outstanding Common Stock required to elect the Stockholder Nominees and approve the Stockholder Proposals.

In connection with the stockholder nominations, if the Committee or Board declines to include all of the Stockholder Nominees in the Board-recommended slate and/or declines to include the recommendation of the Stockholder Proposals for consideration at the 2014 Annual Meeting, the Osmium Group intends to deliver a proxy statement to holders of at least the percentage of the Company’s outstanding capital stock required to approve or adopt the proposal. The Osmium Group further intends to solicit proxies from stockholders in support of the Stockholder Nominees and the Stockholder proposals.

Further, as Managing Member of Osmium Partners, the General Partner of Fund I, I hereby represent that Fund I (Osmium Capital, LP) is the record holder of shares of Common Stock entitled to vote at the 2014 Annual Meeting as of February 21, 2014, and I further represent that, on behalf of Fund I, I intend to appear in person or by proxy at the 2014 Annual Meeting to nominate the Stockholder Nominees and propose the Stockholder Proposals.

Thank you for your attention to these stockholder nominations and proposals. We look forward to participating in the 2014 Annual Meeting, which we expect the Company will hold no later than June 24, 2014.

[Signature page follows]

In addition to directing any communications to me directly, I hereby designate and authorize my counsel Crowell and Moring LLP, to act as my agent in connection with communications about these stockholder nominations. Please advise Murray A. Indick of Crowell & Moring LLP (telephone: 415-365-7448; mindick@crowell.com) if you have any questions regarding these stockholder nominations.

Very truly yours,

/s/ John H. Lewis

John H. Lewis
Osmium Partners, LLC

cc:	Murray A. Indick, Crowell & Moring LLP

Enclosures:

Exhibit A: Stockholder Proposal, Stockholder Nominations and Consents to Be Named as Nominee and Serve as Director

EXHIBIT A

STOCKHOLDER PROPOSALS AND NOMINATIONS

Introduction

Osmium Partners, LLC (“Osmium Partners,” “we” or “us”) has been a significant stockholder of Spark Networks, Inc. (the “Company”) for four years. In early 2010, when Great Hill Partners proposed to partner with the Company’s management to take the Company private at an extremely low share price of $3.10 per share, we publicly criticized this proposal and worked directly with the Special Committee of the Board of Directors and its professional advisors at that time to express our strongly-held views against this offer.

At all times, Osmium Partners has both believed, and been outspoken in its belief, that the Company has enormous opportunities for success. However, we have not been shy to criticize or challenge Company management or the Board. For years, Osmium Partners has interacted directly with members of the senior management team about matters concerning capital allocation, investor relations, compensation, and almost every critical decision that the Company has faced. We believe other significant stockholders of the Company have shared and continue to share our perspectives on the Company, the challenges it faces, the changes that need to be made, and the need for current stockholder representation in the boardroom.

Following the publicly announced disposition of shares of the Company by Great Hill Partners in November 2013, and the subsequent resignation from the Board by two Great Hill principals in December 2013, Osmium Partners sought Board representation. We proposed that John H. Lewis, the Managing Partner of Osmium Partners, immediately join the Board. Discussions began in December 2013 between Mr. Lewis and the Company, as reflected in the Schedule 13D filed by Osmium Partners with the Securities and Exchange Commission (“SEC”) on December 6, 2013. Among the reasons that we listed for seeking a seat on the Board was the fact that, following Great Hill’s exit, we have been the single largest stockholder in the Company and have a current holding of 14%, at a time when the Company’s entire management team appears to collectively own outright less than one percent of the Common Stock.

In December 2013, Mr. Lewis completed paperwork requested by the Company for his nomination to the Board, and met extensively and repeatedly over a period of the past two months with (among others) a firm hired by the Company to vet candidates. Mr. Lewis and his advisors have previously told the Company that the delay in appointing him to the Board was unacceptable. In February 2014, the Company made its most recent proposal to appoint Mr. Lewis to the Board, but that proposal was wholly lacking. More recently and without any prior discussions with us, the Company extended the current Chief Executive Officer’s employment agreement on terms and conditions that are objectionable.

Our Requests

We believe that the Company and the Board have had more than adequate time to process the departure of Great Hill from the stockholder ranks and the Board, and that the Company’s failure to respond to stockholders who have a sincere desire to revitalize its direction is unacceptable. We therefore are proposing a full slate of directors for election to the Board at the Company’s 2014 Annual Meeting as well as amendments to the Company’s organizational documents and Bylaws to make the Company more responsive to stockholder concerns.

First, we are proposing four high-quality nominees for election at the Company’s 2014 Annual Meeting. We nominate only four nominees with this stockholder nomination because the size of the Board as of the date of this submission is only four directors. If the Company expands the size of the Board either prior to or at the 2014 Annual Meeting, we trust that the Company will consider our nominees for any vacancies in advance of the 2014 Annual Meeting, and allow us to provide additional nominees for the additional number of members on the Board. We believe that expanding the Board prior to or at the 2014 Annual Meeting without giving stockholders the opportunity to make additional nominations would be in bad faith.

Second, we find many provisions of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, to run completely counter to stockholder democracy and to be out of touch with modern corporate governance. The Company’s stockholders cannot act by written consent, cannot call special meetings, and must hold shares in record position in order to make nominations or offer proposals that may or may not get considered by the Board for inclusion in the agenda for an annual meeting of stockholders. Add to this the Company’s sizable blank check preferred stock and stockholder rights plan, and the Board need not ever bother itself with responsiveness to stockholder concerns.

Our stockholder proposals aim to rectify these failures of stockholder access and Board accountability. Osmium Partners’ goal is to guide the Company to its best potential, help it seize opportunities, and to serve the interests of its stockholder base. Should the Company view our nominations and proposals as a threat, dismiss our concerns and suggestions, and issue blank check preferred stock or take some other defensive action, we believe that stockholders can only interpret such actions as self-preservation and entrenchment, and not as actions in their best interests. We, therefore, trust that the Company will not take any rash defensive action, and rather, give serious consideration to our stockholder nominations and proposals, and include them in the director slate and agenda for the 2014 Annual Meeting, and further.

STOCKHOLDER PROPOSALS

Background

Each of Osmium Partners, the Funds, and John H. Lewis, each a beneficial owner of the Common Stock of the Company (collectively, the “Nominating Stockholder”) believes that stockholder democracy and sensitivity to stockholder concerns are critical for responsive public companies and better corporate governance generally, and for the Company in particular. The Board must be attentive to legitimate stockholder concerns, and the Company must permit stockholders adequate access to bring issues to the attention of their fellow stockholders for consideration and approval. In this regard, the Nominating Stockholder finds the Company’s present Restated Certificate and Bylaws to be wholly lacking – providing an almost total barrier between the Company’s stockholders and the governance of the Company.

Stockholders are severely limited in how they can raise matters for consideration at the Company. Stockholders may not call special meetings of the stockholders at all, may not act in any way by written consent, and may only act if the Board has previously approved the action. Further, to have any voice with the Company, a stockholder must hold shares of record on the Company’s transfer agent’s books. Such restrictions run counter to the best practices of public company corporate governance and are an anachronism in 2014.

Specifically, the Company’s Restated Certificate presently provides at Article VII that no stockholder action, which has not been previously approved by the Board of Directors of the Company, shall be taken by the stockholders of the Company except for at an annual meeting or a special meeting of the stockholders. Article VII of the Restated Certificate also provides that the stockholders of the Company may not take any action by written consent in lieu of a meeting.

In addition, the Company’s Bylaws restrict the ability of stockholders to advocate for their interests in the Company in numerous ways. First, Section 2.3 of the Bylaws prevents stockholders from calling special meetings of the stockholders; this is vested only in the Company’s Board, Chairman, Chief Executive Officer or President. Next, at an annual meeting of stockholders – the only meeting at which Company stockholders have a voice in the agenda of Company business - Section 2.9 of the Bylaws limits stockholder nominations and stockholder proposals only to stockholders of record. Finally, Section 2.10 of the Bylaws mirrors the prohibition set forth in Article VII of the Restated Certificate, by providing that the Company’s stockholders may not take any action by written consent in lieu of a meeting.

The Nominating Stockholder believes that the Stockholder Proposals will improve direct Company accountability to stockholders and address anti-stockholder democracy provisions, by amending the Restated Certificate and the Bylaws to allow stockholders to act by written consent in lieu of a meeting, amending the Bylaws to permit holders of 15% of the Company’s stock to request a special meeting of stockholders, and amending the Bylaws to permit beneficial stockholders to directly make proposals and director nominations at the annual meeting of the Company.

The Proposals

Proposal One: Amendment to the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as Amended, to Permit Stockholders to Act by Written Consent in Lieu of a Meeting.

Proposal One asks the stockholders to amend both the Restated Certificate and Bylaws to allow stockholders to take action by written consent in lieu of a meeting, as contemplated under Section 228 of the Delaware General Corporation Law (the “DGCL”). The current Restated Certificate provides, in Article VII, that stockholders may take no action that has not been previously approved by the Company’s Board of Directors, except for those actions taken by stockholders at an annual meeting or a special meeting of the stockholders, and that stockholders of the Company specifically may not take any action by written consent in lieu of a meeting. The Bylaws hold a similar prohibition at Section 2.10, which also provides that the Company’s stockholders may not take any action by written consent in lieu of a meeting.

Limitations on the ability of stockholders to act by written consent restrict the ability of the stockholders to act in a timely manner, where there is a general consensus on a matter, and to avoid an unnecessary wait for the next annual meeting of stockholders.

In connection with this Proposal One, the Restated Certificate would be amended to remove Article VII in its entirety. The proposed text of Article VII of the Restated Certificate following the amendment under this Proposal One is therefore:

ARTICLE VII

Reserved.

While under Section 228 of the DGCL, such a prohibition on stockholder action by written consent is effective only if contained in the Company’s Restated Certificate, it is important that the Bylaws also are amended to permit the Company’s stockholders to act by written consent in lieu of a meeting. Therefore, Proposal One also requests amendment of Section 2.10 of the Bylaws to remove the language restricting stockholder action by written consent.

Existing Section 2.10 of the Bylaws would be deleted in its entirety and replaced with following provision:

Section 2.10 Action without a Meeting.

Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of not less than a majority of all outstanding stock and shall be delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the minutes of proceedings of the stockholders of the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent, written consents signed by the remaining holders are delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the minutes of proceedings of the stockholders of the Corporation.

Proposal Two: Amendment to the Amended and Restated Bylaws to Permit Beneficial Holders of Stock to Make Proposals and Director Nominations.

Section 2.9 of the Bylaws only permit a stockholder who is a holder of record (i.e., a stockholder whose name appears directly on the books of the Company’s transfer agent) to make stockholder proposals or nominate directors. Modern markets, including the NYSE MKT on which the Company’s Common Stock is listed, depend on the quick transfer of shares allowed by the use of the Depository Trust Company (DTC). The vast majority of shares held by investors in public companies are held through DTC. Investors, however, hold these shares in “street name,” only as beneficial owners, not record holders. As a result, the requirement of Section 2.9 of the Bylaws that stockholder nominations for directors and stockholder proposals must be submitted by a record holder on behalf of beneficial holders disenfranchises a significant percentage of the Company’s investor base. The provision prevents Company stockholders whose shares were purchased entirely on the NYSE MKT, and other beneficial holder stockholders, from making nominations or other proposals on their own behalf. Concerned stockholders must take considerable extra effort to make nominations or proposals through DTC or transfer some or all of their shares to a registered holding.

A requirement that only a record holder can submit a stockholder nomination or proposal is arcane in the modern market and penalizes the majority of the Company’s stockholders for acquiring and holding shares in the most common and convenient form of stock ownership. Further, it is clearly in the best interests of stockholders to have the ability to make timely proposals or nominate directors that would be responsive to stockholder concerns.

Therefore, Sections 2.9(A) and 2.9(B) of the Bylaws should be deleted in their entirety and replaced with the following proposed language:

(A) Except for (1) any directors entitled to be elected by the holders of preferred stock, (2) any directors elected in accordance with Section 3.6 hereof by the Board of Directors to fill a vacancy or newly-created directorships or (3) as otherwise required by applicable law or stock market regulation, only persons who are nominated in accordance with the procedures in this Section 2.9 shall be eligible for election as directors. Nomination for election to the Board of Directors at a meeting of stockholders may be made (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who complies with the notice procedures set forth in Section 2.9(B). At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (2) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must have given timely notice thereof in writing to the Secretary in accordance with the procedures set forth in the Section 2.9(B).

(B) To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting differs by more than thirty (30) days from such anniversary date or if the Corporation has not previously held an annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In the case of an election of directors at a special meeting of stockholders, provided that the Board of Directors has determined that directors shall be elected at such meeting, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting (or the public announcement thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

Such stockholder’s notice shall set forth (I) as to each person whom the stockholder proposes to nominate for election or reelection as a director (a) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (or any successor thereto) and Rule 14a-11 thereunder (or any successor thereto) (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated (in the event the stockholder is a holder of record, as such name and address appear on the books of the Corporation); (c) a representation that the stockholder is either a holder of record or beneficial owner of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting and nominate the person or persons specified in the notice, and evidence of such beneficial ownership of stock; (d) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and (e) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board, (II) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text relating to the business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of such stockholder on whose behalf the proposal is made; and (III) as to the stockholder giving the notice on whose behalf the nomination or proposal is made (a) the name and address of the stockholder who intends to submit the proposal (in the event the stockholder is a holder of record, as such name and address appear on the books of the Corporation); (b) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder, and evidence of such beneficial ownership of stock; (c) a description of all arrangements or understandings between such stockholder any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (d) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting; and (e) a representation whether the stockholder intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (y) otherwise to solicit proxies from stockholders in support of such proposal. In addition, the stockholder making such proposal shall promptly provide any other information reasonably requested by the Corporation. In addition, with regards to any director-nominee, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting of stockholders except in accordance with the procedures set forth in this Section 2.9; provided that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Securities Exchange Act of 1934, as amended, and is to be included in the Corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 2.9. A stockholder shall not have complied with this Section 2.9(B) if the stockholder solicits or does not solicit, as the case may be, proxies in support of such stockholder’s proposal or director-nominee in contravention of the representations with respect thereto required by this Section 2.9.

Proposal Three: Amendment to the Amended and Restated Bylaws to Permit Stockholders to Call Special Meetings.

Currently, Company stockholders cannot call special meetings of stockholders under the Bylaws. Section 2.3 of the Bylaws only permit the Company’s Board of Directors, Chairman, Chief Executive Officer or President to call special meetings of stockholders. This provision strictly limits the ability of Company stockholders to propose changes in the composition of the Board of Directors or act with respect to other Company initiatives or concerns at any time other than at the annual meeting of stockholders. Such a limit is too restrictive and creates too much separation between the Board and management, on the one hand, and the stockholders whom they are charged to serve. The ability to bring special meetings of stockholders is critical if stockholders are to be fully effective in advocating for their best interests.

Under this Proposal Three, Section 2.3 of the Bylaws would be deleted in its entirety and replaced with the following proposed language:

Section 2.3 Special Meetings.

Special meetings may be called at any time by the (i) Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President or (v) stockholders owning not less than fifteen percent of the outstanding stock entitled to vote at such meeting by delivering a written request to the Secretary of the Corporation, which request shall set forth the purpose or purposes for which the special meeting is called. Upon receipt of any such stockholder request, it shall be the duty of the Secretary to fix the date and time of the meeting, to be held not more than 75 days following receipt of the request, and to give notice thereof. If the Secretary shall neglect to refuse to fix the date and time of the meeting, the person or persons calling the meeting may do so.

*        *        *

STOCKHOLDER NOMINATIONS

Election of Directors

The Company’s Board of Directors (the “Board”) presently is comprised of four members. According to the Bylaws, director nominees are to be elected if a majority of the votes cast are in favor of such nominee’s election, unless there are more director nominees than number of directors to be elected, in which event, director nominees will be elected by plurality voting. The Nominating Stockholder has proposed that the following four Stockholder Nominees be elected to the Board of Directors, to serve until the Company’s 2015 Annual Stockholders Meeting and until their successors are duly elected and qualified: Stephen J. Davis, John H. Lewis, Michael J. McConnell, and Walter L. Turek.

Supporting Statement

The Nominating Stockholder believes that the Stockholder Nominees, if elected, will provide the Board with four new, highly qualified individuals with investment, operating and sales experience that includes service as directors and executive officers of public companies and software and technology developers. The Stockholder Nominees are knowledgeable, experienced and motivated to lead the Company forward for the benefit of the Company’s stockholders.

Mr. Davis has a distinguished track record and deep experience focused on investing in software/SaaS, Internet and business services companies, all with a goal of driving top line growth organically and through acquisitions and operational improvement. He has served on the board of directors of numerous such companies. He presently serves on the boards of directors of Genesys Telecommunications Laboratories, Inc. and Status Path, as well as an observer to the board of directors of Ancestry.com and member of the board of advisors of Rocket Lawyer. Further, he has led the acquisitions of several software companies, including BigMachines, Applied Systems, Petroleum Place and Ventyx.

Mr. Lewis has extensive experience in capital allocation, finance, realizing value in publicly traded companies and knowledge of internet, consumer-based subscription businesses provide the requisite qualifications, skills, perspective and experience that make him well qualified to serve on the Board.

Mr. McConnell brings considerable experience as both an operating executive and investment professional. He has significant public company board experience and has served in all Board leadership positions, including Board, Audit and Compensation Chair, as well as having led numerous C-suite executive searches. Further, he has been a speaker on corporate governance at investment, government and university conferences. Mr. McConnell has the requisite qualifications, skills, perspective and experience that make him well qualified to serve on the Board.

Mr. Turek has had a long and distinguished career as both a high level sales and marketing executive officer of a large, international service provider, and a director and founder of numerous private and public solutions providers and software companies. He is familiar with all aspects of running an organization, including finance, technology, sales and operations.

The Nominating Stockholder believes that each of the Stockholder Nominees qualifies as an “independent director” under Section 803(A)(2) of the NYSE MKT Company Guide, and has no knowledge of any facts that would prevent a determination that each of the Stockholder Nominees is independent.

More information about the Stockholder Nominees is provided below.

Information about Stockholder Nominees

Stephen J. Davis, age 48, is a Partner at Banneker Partners, a San Francisco-based private equity firm which focuses on investments in public and private software, internet and business services companies and has been an active investor in technology companies since 2000. Banneker Partners focuses on making investments in software, internet/digital media, SaaS and business services companies.

Prior to joining Banneker Partners, in 2000, Mr. Davis co-founded Vista Equity Partners, a private equity firm that grew to over $2 billion in capital during his tenure. Mr. Davis served as Principal at Vista. Before joining Vista Equity Partners, he was a Vice President in the Leveraged Finance Group at Credit Suisse First Boston, where he was active in the structure, origination and syndication of bank debt, high yield securities and mezzanine debt capital principally for portfolio companies or acquisition targets of leading private equity firms. Prior to Credit Suisse First Boston, Mr. Davis practiced mergers and acquisitions and securities law in New York with Debevoise & Plimpton and Kirkland & Ellis.

Mr. Davis has served on the Board of Genesys Telecommunications Laboratories, Inc., a leading provider of customer experience and contact center solutions, since its acquisition from Alcatel Lucent in February 2012 by Permira Advisors, Technology Crossover Ventures, and Banneker Partners. Since 2014, he has served on the Board of StatusPath, an online SaaS company providing workflow automation to improve transparency and coordination between teams in the pursuit of business goals and performance objectives.

Additionally, Mr. Davis has served on the Board of Advisors of Rocket Lawyer, the leading online company helping small businesses and consumers with their legal needs, since 2007. Mr. Davis has been a Board Observer to Ancestry.com, the leading provider of online genealogy and family history since December 2012, when it was acquired by Permira Advisors, Spectrum Ventures and Banneker Partners. Previously, he has served on the Boards of Applied Systems, BigMachines, Inc., Craig/is Ltd., Petroleum Place, SER, and Ventyx, Inc.

In addition, Mr. Davis serves on the Board of Trustees of GLIDE, a non-profit organization dedicated to breaking the cycle of poverty and marginalization, as well as the Board of Directors at the Center for Investigative Reporting in Berkeley, California, and he works with M3 Foundation, a non-profit organization focused on providing education and life skills to youth in the East Bay.

Mr. Davis received a B.A. in Economics from Carleton College and JD and MBA degrees from Columbia University, where he graduated with Beta Gamma Sigma honors.

Business Address: c/o Osmium Partners, LLC, 300 Drakes Landing Road #172, Greenbrae, CA 94904

Personal Residence: [Address]

John H. Lewis, age 41, is a Founder and Managing Partner of Osmium Partners, a Greenbrae-based value investment firm. Prior to founding Osmium Partners in 2003, from 2001 to 2003, Mr. Lewis was Director of Research at Retzer Capital, a Wisconsin-based hedge fund. From March 1999 to January 2001, he was an Equity Research Analyst at Heartland Funds, a mutual fund with over $2 billion under management and a 4-star Morningstar rating. At Heartland, Mr. Lewis covered nine sectors, which translated to 35-55 companies and typically over $100 million in investments for three funds (Value, Value Plus, Select Value).

Mr. Lewis received a BA from the University of Maryland (1996), and an MBA from the University of San Francisco (1999).

Business Address: c/o Osmium Partners, LLC, 300 Drakes Landing Road #172, Greenbrae, CA 94904

Personal Residence: [Address]

Michael J. McConnell, age 47, in addition to being a private investor, has served as the Interim Non-Executive Chairman of the Board of Directors of Redflex Holdings, Limited, an Australian Stock Exchange (ASX)-listed developer and manufacturer of digital photo enforcement solutions since August 2011. Mr. McConnell also serves as Redflex’s Chairman of the Audit Committee, as well as a member of the Remuneration and Nominating & Governance Committees. From 2009 to 2012, Mr. McConnell served as the Chief Executive Officer of Collectors Universe, Inc., a NASDAQ-listed provider of third-party authentication and grading of high value collectibles. Mr. McConnell served on the Board of Collectors Universe, including on its Compensation and Nominating and Governance committees until December 2013.

From 1994 to 2007, Mr. McConnell served as a Managing Director of Shamrock Capital Advisors, an investment manager of both domestic and international alternative asset funds in public equities, real estate and private equity, where he led a $1.2 billion direct investment fund and was a member of the firm’s Executive Committee.

Mr. McConnell has served on numerous public and private company boards in the USA, Australia, New Zealand and Ireland over his career. From August 2011 to November 2012, Mr. McConnell served as Chairman of the Remuneration Committee of the Board, and Audit Committee member, of PaperlinX Limited, as ASX-listed international merchant of paper, communication materials and diversified products and services. From November 2009 to January 2012, Mr. McConnell was a member of the board of directors of MRV Communications, a worldwide supplier of communications equipment and services to carriers, governments and enterprise customers worldwide, where he also served on the Strategy and Compensation Committees. In addition, he has formerly served on the boards of Ansell Limited (October 2001 to November 2005), Nuplex Industries (December 2000 to March 2002), Force Corporation (March 1999 to May 2000), iPass Inc. (February 2007 to October 2008), Neo Technology Ventures (February 1999 to June 2004), Cosmoline Limited (March 1997 to May 1999) and Port-Link International (August 2000 to November 2005).

Mr. McConnell received his BA in economics from Harvard University in 1988 and his MBA degree (Shermet Scholar) from the Darden School of the University of Virginia in 1994. Mr. McConnell is a member of the Board of Governors of the microfinance organization Opportunity International.

Business Address: c/o Osmium Partners, LLC, 300 Drakes Landing Road #172, Greenbrae, CA 94904

Personal Address: [Address]

Walter L. Turek, age 61, has served as the Executive Chairman of Ascentis Corporation, a provider of human resources software, online payroll services, and SaaS Human Capital Management solutions since 2011. From 2005 until its sale to Vista Equity Partners in 2013, Mr. Turek served on the Board of Directors, including as Chairman of the Nominations and Governance Committee and a member of the Audit and Compensation Committees, of Greenway Medical Technologies (formerly NYSE: GWAY), a provider of information solutions to improve the financial performance of healthcare providers. During his tenure with Greenway Medical, revenues grew from approximately $10 million to $140 million. From 2009 to its sale in February 2012 to Juniper Networks, he served as Co-Founder and Director of Mykonos Software, a provider of security solutions for websites and web applications against hackers, fraud and theft. Since 1999, Mr. Turek has been a member of the Board of Directors of BlueTie.com, a leading provider of email hosting services and cloud based collaboration solutions.

Until June 2009, Mr. Turek served as an officer and Senior Vice President of Sales and Marketing for Paychex, Inc. (NASDAQ: PAYX), where he oversaw a sales force of over 2,000 people as well as the company’s Marketing and International efforts. During the course of his twenty-five year tenure with Paychex, a leading provider of payroll and human resource services company revenues grew from $10 million to $2 billion, and the company’s market cap expanded to $13 billion. In addition, Mr. Turek also served as Corporate Director of Stromberg, a wholly owned subsidiary and a provider of time and attendance solutions.

Business Address: c/o Osmium Partners, LLC, 300 Drakes Landing Road #172, Greenbrae, CA 94904

Personal Residence: [Address]

*        *        *

Mr. Davis does not individually own any shares of the Common Stock. Mr. Davis is a limited partner in Fund I and Fund IV, though he disclaims beneficial ownership of any Common Stock owned by Fund I, Fund IV, any of the other Funds, Osmium Partners, Mr. Lewis or any other Stockholder Nominee.

Mr. McConnell individually beneficially owns 95,000 shares of Common Stock. Mr. McConnell is also a limited partner in Fund I and Fund IV, though he disclaims beneficial ownership of any Common Stock owned by Fund I, Fund IV, any of the other Funds, Osmium Partners, Mr. Lewis or any other Stockholder Nominee. None of Osmium Partners, any of the Funds, Mr. Lewis or any of the other Stockholder Nominees share beneficial ownership of any Common Stock beneficially owned directly by Mr. McConnell.

Mr. Turek individually beneficially owns 111,750 shares of Common Stock. Mr. Turek is also a limited partner in Fund I, Fund II and Fund IV, though he disclaims beneficial ownership of any Common Stock owned by Fund I, Fund II, Fund IV, any of the other Funds, Osmium Partners, Mr. Lewis or any other Stockholder Nominee. None of Osmium Partners, any of the Funds, Mr. Lewis or any of the other Stockholder Nominees share beneficial ownership of any Common Stock beneficially owned directly by Mr. Turek.

For purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, Osmium Partners, each of the Funds, and Mr. Lewis report their holdings and transactions in the Common Stock of the Company together, and have previously made a filing on Schedule 13D for their holdings of the Common Stock on December 6, 2013, as amended January 16, 2014. Despite being a limited partner in Fund I and Fund IV, Messrs. McConnell and Turek disclaim any membership in any “group” for Section 13 purposes with any of Osmium Partners, the Funds, Mr. Lewis or each other.

None of the Stockholder Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Stockholder Nominees has ever served on the Company’s Board. No family relationships exist between any Stockholder Nominee and any director or executive officer of the Company.

Except as noted in this letter, none of the Stockholder Nominees or any of their respective associates owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company or any parent or subsidiary of the Company, nor have purchased or sold any securities of the Company within the last two years. The following tables detail the purchases and sales of Company securities within the past two years by, as well as the current beneficial ownership of, the Stockholder Nominees and their affiliates:

Osmium Capital (Fund I)

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
5/2/13	220,000	$6.25	Purchase
11/22/13	57,270	$5.40	Purchase
11/25/13	25,230	$5.44	Purchase
11/26/13	13,200	$5.70	Purchase

Osmium Capital II (Fund II)

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
12/11/12	38,000	$6.33	Purchase
12/12/12	11,544	$6.46	Purchase
12/13/12	10,849	$6.46	Purchase
12/14/12	6,158	$6.67	Purchase
12/17/12	7,518	$7.10	Purchase
12/18/12	8,000	$7.33	Purchase
12/19/12	5,000	$7.36	Purchase
12/20/12	2,583	$7.35	Purchase
11/7/13	120,000	$7.17	Sale
12/2/13	100,000	$5.61	Sale	*

Osmium Spartan (Fund III)

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
12/3/12	75,000	$6.11	Purchase
12/5/12	15,200	$6.35	Purchase

Osmium Diamond (Fund IV)

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
11/7/13	120,000	$7.17	Purchase
11/22/13	29,503	$5.40	Purchase
11/25/13	12,997	$5.44	Purchase
11/26/13	6,800	$5.70	Purchase
12/2/13	100,000	$5.61	Purchase	*

*	Cross-trade between Osmium Capital II (Fund II) and Osmium Diamond (Fund IV)

John H. Lewis, Individually

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
1/8/14	1,200	$6.27	Purchase
1/9/14	23,900	$6.33	Purchase
1/10/14	60,538	$6.24	Purchase
1/10/14	13,000	$6.21	Purchase
1/13/14	48,200	$6.13	Purchase
1/14/14	19,950	$6.11	Purchase
1/15/14	15,000	$6.17	Purchase

Michael J. McConnell, Individually

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
4/27/10	3000	$3.45	Purchase
5/19/10	3000	$3.39	Purchase
5/20/10	2000	$3.32	Purchase
7/19/10	4000	$3.25	Purchase
9/15/10	20000	$3.00	Purchase
9/16/10	33000	$2.91	Purchase
9/17/10	35000	$3.00	Purchase
6/28/13	5000	$8.35	Sale

Walter L. Turek, Individually

Transaction Date	Number of Shares	Price Per Share	Type of Transaction
11/23/11	169	$3.10	Purchase
11/30/11	200	$3.10	Purchase
12/1/11	2,100	$3.10	Purchase
12/2/11	7,531	$3.10	Purchase
2/27/12	19,961	$4.55	Purchase
2/27/12	39	$4.52	Purchase
2/28/12	20,000	$4.60	Purchase
4/2/12	10,000	$4.50	Purchase
4/2/12	1,750	$4.50	Purchase
7/12/12	10,000	$5.05	Purchase
8/16/13	10,000	$7.24	Purchase
8/19/13	5,000	$6.98	Purchase
11/14/13	15,000	$6.75	Purchase
1/17/14	10,000	$6.00	Purchase

Security Ownership of the Stockholder Nominees and Related Parties

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of February 22, 2014, in each case including shares of Common Stock which such persons have the right to acquire within 60 days of February 22, 2014, by:

•	the Nominating Stockholder;

•	each of the Stockholder Nominees and their affiliates;

•	other individuals interested in the nomination and their affiliates; and

•	all of the above as a group.

	Number of Shares		Percent**

Osmium Partners	3,050,210		12.8%

Osmium Capital (Fund I)	1,255,468		5.2%

Osmium Capital II (Fund II)	1,197,699		5.0%

Osmium Spartan (Fund III)	327,743		1.4%

Osmium Diamond (Fund IV)	269,300		1.1%

Stephen J. Davis	0		0%

John H. Lewis	3,375,562	[1]	14.1%

Michael J. McConnell	95,000		*

Walter L. Turek	111,750		*

All participants together	3,582,312		15.0%

*	Less than 1%
**	Based on the 23,920,803 shares outstanding as of November 13, 2013 shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 as filed with the SEC on November 13, 2013.
(1)	Includes 325,352 shares of Common Stock for which Mr. Lewis has sole voting and dispositive power, and 3,050,210 shares of Common Stock which Mr. Lewis may be deemed the beneficial owner, as Managing Member of Osmium Partners, the general partner of each of Fund I, Fund II, Fund III and Fund IV.

There are no material proceedings to which any Stockholder Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries, nor does any Stockholder Nominee have a material interest adverse to the Company or any of its subsidiaries.

None of the Stockholder Nominees has been involved in any legal proceedings in the preceding ten years which are described in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933 (“Regulation S-K”) and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

Except as otherwise noted in this letter, none of the Stockholder Nominees is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any Company securities.

None of the Stockholder Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

The Stockholder Nominees have not received any compensation from the Nominating Stockholder for serving as nominees, and they will not receive any compensation from the Nominating Stockholder for their services as directors of the Company if elected. Each of the Stockholder Nominees has consented to be named in the Company’s 2014 Proxy Statement and to serve as a director of the Company if elected as such at the 2014 Annual Meeting. Other than consenting to be a nominee for direct and to serve if elected, none of the Stockholder Nominees has any arrangement or understanding with any person for future employment with the Company or its affiliates or with respect to any future transactions to which the Company or its affiliates may be a party.

[NOMINEE CONSENTS ATTACHED]

CONSENT

February 22, 2014

Mr. Joshua Kreinberg

Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Spark Networks, Inc. (the “Company”) and Company Director

Dear Mr. Kreinberg:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2014 annual meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by me on behalf of Osmium Partners, LLC, the general partner of each of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, and Osmium Diamond, LP or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ John H. Lewis

John H. Lewis

CONSENT

February 22, 2014

Mr. Joshua Kreinberg

Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Spark Networks, Inc. (the “Company”) and Company Director

Dear Mr. Kreinberg:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2014 annual meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by John Lewis on behalf of Osmium Partners, LLC, the general partner of each of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, and Osmium Diamond, LP or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Michael J. McConnell

Michael J. McConnell

CONSENT

February 22, 2014

Mr. Joshua Kreinberg

Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Spark Networks, Inc. (the “Company”) and Company Director

Dear Mr. Kreinberg:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2014 annual meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by John Lewis on behalf of Osmium Partners, LLC, the general partner of each of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, and Osmium Diamond, LP or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Stephen J. Davis

Stephen J. Davis

CONSENT

February 22, 2014

Mr. Joshua Kreinberg

Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

Re:	Consent to Serve as Director Nominee for Annual Meeting of Stockholders of Spark Networks, Inc. (the “Company”) and Company Director

Dear Mr. Kreinberg:

I hereby consent to (i) being named as a nominee for election to the Company’s Board of Directors in any proxy statement or other proxy solicitation materials relating to the Company’s 2014 annual meeting of stockholders (the “Annual Meeting”), (ii) being named as a stockholder director nominee in requests submitted to the Company by John Lewis on behalf of Osmium Partners, LLC, the general partner of each of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, and Osmium Diamond, LP or as an agent on behalf of other Company stockholders, in connection with the Annual Meeting and (iii) serving as a director of the Company if elected.

Very truly yours,

/s/ Walter L. Turek

Walter L. Turek